Exhibit 1.01
L3Harris Technologies, Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2022 to December 31, 2022

This Conflict Minerals Report (“CMR”) was prepared by L3Harris Technologies, Inc. (“L3Harris” or “we,” “us,” or “ our”) pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1, 2022 to December 31, 2022 (the “2022 Reporting Period”) and was filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Item 1.01(c) of Form SD – Specialized Disclosure Report (“Form SD”). As used in this CMR, the term “conflict minerals” is defined in Form SD and refers to gold and columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“3TG” or “conflict minerals”).
Company Overview
L3Harris is a Trusted Disruptor for the aerospace and defense industry. With customers’ mission-critical needs in mind, we deliver end-to-end technology solutions connecting the space, air, land, sea and cyber domains. We support government and commercial customers in more than 100 countries, with our largest customers being various departments and agencies of the U.S. Government and their prime contractors. Our products and services have defense and civil government applications, as well as commercial applications. We generally sell directly to our customers, and we utilize agents and intermediaries to sell and market some products and services, especially in international markets. We reported the financial results of our operations in the following three segments (also referred to as our business segments) for our fiscal year ended December 30, 2022:

•Integrated Mission Systems: including multi-mission intelligence, surveillance and reconnaissance systems; integrated electrical and electronic systems for maritime platforms; advanced electro-optical and infrared solutions; fuzing and ordnance systems; commercial aviation products; and commercial pilot training operations;
•Space & Airborne Systems: including space payloads, sensors and full-mission solutions; classified intelligence and cyber; avionics; electronic warfare; and mission networks for air traffic management operations; and
•Communication Systems: including tactical communications with global communications solutions; broadband communications; integrated vision solutions; and public safety radios, system applications and equipment.

Covered Products
We conducted an analysis and found that 3TG was necessary to the functionality or production of many of the products manufactured by L3Harris, or contracted by L3Harris to be manufactured, to support our government and commercial customers’ mission-critical needs.
Reasonable Country of Origin Inquiry (“RCOI”)
The The elements of our RCOI were: (i) identification of relevant suppliers; (ii) data collection; and (iii) assessment of data to determine whether further due diligence was required.
In 2022, L3Harris conducted business directly with more than 10,000 suppliers in our supply chain. As a downstream purchaser, we rely on our direct suppliers to provide information with respect to the origin of conflict minerals contained in our products, including sources of conflict minerals that are supplied to our direct suppliers by their upstream suppliers. Because of the complexity and size of our supply chain, we developed a risk-based approach that focused on a subset of our major direct suppliers.
We collected information from the suppliers using the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”) to ascertain a direct supplier’s conflict minerals program, due diligence process and information about its supply chain, including the names and locations of smelters and refiners and the origin of 3TG used by those facilities. Due to the large number of surveyed suppliers, we used a web-based survey tool to expedite supplier input and manage responses. Based on the RCOI, we do not have sufficient information from our Total Direct Spend (as defined below) to determine the source of the necessary 3TG contained in our products. Accordingly, we conducted due diligence on the source and chain of custody of 3TG in our products.
Due Diligence
For the necessary conflict minerals in the products, materials and supplies provided to us by the suppliers who submitted completed survey forms as part of our RCOI for the 2022 Reporting Period and responded that any conflict minerals in the products, materials and supplies provided to L3Harris by the applicable suppliers were believed to have originated from the Democratic Republic of the Congo or an “adjoining country” (as defined in paragraph (d) of Item 1.01 of Form SD) (collectively, the “covered countries”), we exercised due diligence on the source and chain of custody of such necessary conflict minerals pursuant to Item 1.01(c) of Form SD.
The following description of our due diligence design and measures performed shows how the design of our due diligence measures is in conformity, in all material respects, with the criteria set forth in the internationally recognized due diligence framework used by us, and secondly, how the due diligence measures performed, as described herein, are consistent with the due diligence process that we undertook.

Design of our Due Diligence Process
Our conflict minerals due diligence process was designed to conform with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”), including its five-step framework for risk-based due diligence in the mineral supply chain. The criteria in the OECD Guidance and its five-step framework were incorporated into the design of our conflict minerals due diligence process. Consistent with the guidelines recommended by the OECD, a cross-functional team, including representatives from the areas of supply chain, legal, operations, finance, audit, contracts, environmental health and safety, and executive management, designed our conflict minerals due diligence process. The measures in our conflict minerals due diligence process were designed to:
1.Establish management systems for conflict minerals supply chain due diligence and reporting;
2.Identify and assess conflict minerals sourcing risk in our supply chain;
3.Implement strategies to respond to conflict minerals risks identified;
4.Utilize independent third-party audits of the due diligence practices of conflict minerals smelters and refiners; and
5.Report annually on our conflict minerals supply chain due diligence activities.

Due Diligence Measures Performed
Our due diligence measures included the following activities:
Step 1: Establish management systems for conflict minerals supply chain due diligence and reporting
L3Harris has established management systems for conflict minerals supply chain due diligence and reporting. As part of those systems, L3Harris maintains a Supplier Code of Conduct along with an internal management structure to support supply chain due diligence, including a conflict minerals executive steering committee comprised of corporate executives with responsibility for implementing our conflict minerals compliance strategy and a cross-functional working team to ensure consistent processes are established and followed throughout L3Harris. For the 2022 Reporting Period, L3Harris followed communication processes designed to provide relevant information to our suppliers and to the public. We continued to seek to establish controls designed to improve transparency in the conflict minerals supply chain, including the identification of upstream suppliers in our multi-tiered supply chain. In addition, we continued to seek to strengthen our engagement with our “non-service” suppliers and improve their capability to support our conflict minerals supply chain due diligence efforts by providing information regarding conflict minerals and related regulatory requirements, conveying our expectations regarding responsible sourcing of conflict minerals from conflict-affected and high-risk areas, providing guidance on how to use the CMRT developed by the Electronic Industry Citizens Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) in data collection and reporting and making available the RMI Conformant Smelters and Refiners list.
We also continued to maintain a grievance mechanism through which interested parties may contact us (via our external web site or directly via www.L3HarrisHelpline.com) to express concerns regarding the circumstances of mineral extraction, trade, handling and export in conflict-affected and high-risk areas.

Step 2: Identify and assess conflict minerals sourcing risk in our supply chain
As noted above, L3Harris used a survey approach to identify and assess conflict minerals sourcing risk in our supply chain, targeting a subset of our major direct suppliers for our overall company operations due to the vast number of suppliers in our supply chain.
The percentage of our total direct spend with suppliers (including original equipment manufacturers supplying to us through distributors) (our “Total Direct Spend”) represented by our targeted suppliers was 80% in the 2022 Reporting Period, compared to 70% in our 2021 calendar year Form SD reporting period (the “2021 Reporting Period”), and the number of suppliers surveyed increased 60% in the 2022 Reporting Period compared to the 2021 Reporting Period. The targeted group of suppliers was informed of the Rule and L3Harris’ conflict minerals requirements and requested to complete a CMRT (version 6.22) to ascertain from each targeted supplier the presence, if any, and source, origin and processing facility of conflict minerals in the products, materials and supplies that supplier provides to us, as well as to obtain other information regarding the supply chain for those conflict minerals, that supplier’s conflict minerals program and the reliability of the information provided by that supplier. Multiple follow-up actions were taken with non-responsive targeted suppliers and those submitting surveys that were incomplete or contained inconsistent information.
As part of that survey process, we sought to identify those smelters and refiners from “red flag” locations of mineral origin and transit in our supply chain. Because there are multiple tiers in the supply chain between us and the smelters and refiners, we anticipate this identification process will continue to be ongoing. The purpose of seeking to identify these smelters and refiners was to obtain the following information: (i) the identification of all countries of origin for conflict minerals and (ii) the transportation and transit of conflict minerals in the supply chain of each smelter.

Step 3: Implement strategies to respond to conflict minerals risks identified
In the event a completed supplier survey indicated that the origin of necessary conflict minerals in the products, materials or supplies provided to us by the applicable supplier was from a covered country, we performed further due diligence measures. More specifically, we engaged in further investigations regarding the source and chain of custody of the necessary conflict minerals in the products, materials or supplies provided to us by the applicable supplier. For example, we investigated further as to the smelters and refiners that the applicable supplier indicated it used. We confirmed in each case whether the applicable smelters and refiners were participants in the RMI Responsible Minerals Assurance Process (the “RMAP”) and listed as conformant with its assessment protocols (“RMAP Conformant”) or engaged in the RMAP and progressing toward an audit but not yet RMAP Conformant (“RMAP Active”).
Where applicable, we reviewed identified risks and developed responses giving consideration to existing terms with the applicable supplier, the requirements of our customers and other business factors. Responses have included: (a) continuing to source from the applicable supplier; (b) continuing to source from the applicable supplier during a period of risk mitigation efforts; (c) temporarily suspending trade with the applicable supplier while pursuing ongoing measurable risk mitigation; or (d) disengaging with the applicable supplier.
Step 4: Utilize independent third-party audits of the due diligence practices of conflict minerals smelters and refiners
We continue to maintain our membership in the RMI. As outlined in the OECD Guidance, the internationally recognized standard on which our due diligence process is based, we support an industry initiative that audits smelter and refinery due diligence activities. That industry initiative is the RMAP. The data on which we relied for certain statements in this CMR was obtained through our membership in the RMI.
In addition, through our membership in the Aerospace Industry Association (“AIA”) and participation in the AIA Conflict Minerals Working Group, we continue to support outreach efforts to smelters and refiners and will continue to support on-going efforts to reduce risk in our supply chain.

Step 5: Report annually on our conflict minerals supply chain due diligence activities
We report annually on our conflict minerals supply chain due diligence activities, which we do through our Internet website (https://www.L3Harris.com/company/environmental-social-and-governance) and through our filings with the SEC on Form SD and any associated CMR.
Due Diligence Results
We received completed surveys and reviewed each survey for completeness and content relative to the necessary information we requested. A summary of the information follows:
•Suppliers responding that the products, materials and supplies provided to L3Harris did not contain any conflict minerals represented 43% of the total responses.
•Suppliers responding that any conflict minerals in the products, materials and supplies provided to L3Harris did not originate in covered countries represented 18% of the total responses.
•Suppliers responding that the source of any conflict minerals in the products, materials and supplies provided to L3Harris was uncertain or unknown represented 14% of the total responses.
•Suppliers responding that any conflict minerals in the products, materials and supplies provided to L3Harris were believed to have originated from the covered countries represented 25% of the total responses.
Based on the results of our due diligence procedures described above, it is clear from our RCOI and due diligence for the 2022 Reporting Period that while more suppliers are showing increased due diligence efforts to identify the smelter or refiner of the conflict minerals in the specific products, materials or supplies provided to L3Harris a significant portion of our targeted suppliers still do not know their applicable suppliers down to the raw materials supplied.
Based on the limitations of data being reported at a company level, and not by specific product line or product number, along with the significant number of suppliers that do not know the origin of the materials; L3Harris cannot confirm the facilities used to process, or the country or specific mine or location of origin of, the necessary conflict minerals in our products for the 2022 Reporting Period.
As described above, where completed supplier surveys indicated a supplier’s conflict minerals originated from covered countries or identified mines in covered countries for the 2022 Reporting Period, we confirmed that most smelters or refiners that indicated that they sourced from this region were RMAP Conformant smelters or refiners and that the identified mines were supplying smelters or refiners confirmed as RMAP Conformant smelters or refiners.

Continuous Efforts to Mitigate Risk
We have taken or intend to take steps after December 31, 2022, to continue to mitigate the risk that our necessary conflict minerals directly or indirectly finance or benefit armed groups in covered countries. We also intend to continue our progress in reaching back through the tiers of suppliers in our supply chain as part of our continued effort to identify the smelters and refiners upstream from the suppliers in our supply chain. We intend to continue to communicate to our suppliers regarding our expectations regarding responsible supply chains for conflict minerals coming from conflict-affected and high-risk areas and our potential actions (i.e., consequences to suppliers) in response to identified conflict minerals risks in our supply chain. We also intend to continue our membership and participation in industry associations such as the AIA Conflict Minerals Working Group and the RMI, through which we support efforts to improve the assessment of supplier and smelter due diligence in the supply chain of conflict minerals from conflict-affected and high-risk areas. For example, we have been involved in the AIA’s efforts to encourage certain smelters and gold refiners that supply conflict minerals that may be used in products manufactured by the U.S. aerospace and defense industry to conduct due diligence in accordance with the OECD Guidance and become validated as a conflict-free smelter or refiner.

Forward Looking Statements

Statements in this CMR that are not historical facts are forward-looking statements made in reliance on the safe harbor provisions of Section 21E of the Exchange Act. Forward-looking statements in this CMR include, but are not limited, to expectations concerning our future actions to mitigate risk, to improve our due diligence processes, to engage with our suppliers, and to take other actions regarding conflict minerals in our supply chain. These statements could be affected by many risks, uncertainties and other factors, including, but not limited to, the impact of acquisitions and divestitures, incomplete information from third-party sources, continuing guidance regarding the Rule and the enactment of laws and rules in other jurisdictions, future changes our diligence processes and delays or difficulties in engaging with suppliers and identifying smelters and refiners in our supply chain.